KW 5/5

14040748

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/13** (mm/dd/yy) AND ENDING **12/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanson McClain Retirement Network, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Blvd, Suite 100
(No. and Street)

Sacramento	**California**	**95826**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Burnett **916-979-1319**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 05 2014
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Steve Burnett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hanson McClain Retirement Network, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ELOISA JENSEN
Commission # 1941497
Notary Public - California
Sacramento County
My Comm. Expires Jul 9, 2015

Signature

President
Title

Eloisa Jensen
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LLC
dba Hanson McClain Securities
(SEC ID No. 8-52250)

Annual Audit Report

December 31, 2013

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2013

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to the Financial Statements	3

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Hanson McClain Retirement Network, LLC
dba Hanson McClain Securities
Sacramento, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC dba Hanson McClain Securities, (a California limited liability company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entities preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LLC dba Hanson McClain Securities as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

February 21, 2014

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	687,674
Securities owned, marketable		1
Commissions receivable		521,714
Deposit with clearing broker		50,000
Prepaid expenses and other assets		39,065
Due from related party		48,828
Property and equipment, net of $57,466 accumulated depreciation		5,892
Total Assets	$	1,353,174

Liabilities and Member's Equity		
Accounts payable	$	33,997
Accrued compensation and benefits		99,850
Due to clearing broker		30,380
Due to related parties		167,139
Total Liabilities		331,366
Member's Equity		1,021,808
Total Liabilities and Member's Equity	$	1,353,174

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2013

1. Organization

Hanson McClain Retirement Network, LLC (the "Company"), dba Hanson McClain Securities, was formed as a limited liability company in California in July 1998, with a termination date of July 1, 2028. Under this form of organization, the member is not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in July 2000, and is a member of the Financial Industry Regulatory Authority. The Company provides marketing and training support to independent financial advisors. The Company is also a securities dealer with customer accounts and it conducts business under a fully disclosed agreement with National Financial Services LLC ("NFS").

2. Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payables are recorded on a net basis on the statement of financial condition.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2013, the Company had no cash equivalents.

Accounts Receivable
The Company evaluates its accounts receivable and notes receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment
Property and equipment are stated at cost and include office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

2. Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities.

Income Taxes
The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its member, Hanson McClain Group, Inc. ("HMG"). In lieu of federal income taxes, the Company's income is passed through to HMG. The Company is subject to an annual $800 California tax and a California income tax on S corporations. All items of income, deductions, and credits are included in HMG's tax return.

3. Risk Concentration

At December 31, 2013, the Company held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $448,922.

4. Deposit with Clearing Broker

The Company's clearing broker, NFS, requires that they maintain at least $50,000 in deposits and a minimum net capital of $100,000.

5. Property and Equipment

Property and equipment, net consist of the following:

Furniture and fixtures	$ 39,454
Computers and equipment	12,310
Business software	11,594
Total cost	63,358
Total accumulated depreciation	(57,465)
Property and equipment, net	$ 5,892

6. Postretirement Plan

The Company maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company made matching and safe harbor contributions of $49,360 in 2013 to the 401(k) plan to supplement employee contributions. This amount is included in compensation on the statement of income.

7. Securities Owned, Marketable

Marketable securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At December 31, 2013, marketable securities owned, measured at fair value on a recurring basis, were level 1 assets of $1.

8. Income Tax Provision

The provision for income taxes shown consists of the Company's share of state income taxes of $53,800, which is included as a contribution from HMG as tax payments are made by HMG.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company is no longer subject to examinations by major tax jurisdictions for years before 2009.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's net capital was $756,185, which exceeded the requirement by $706,185.

10. Related Party Transactions

Under an overhead sharing agreement, HMG and the Company's related parties by common ownership, Hanson McClain Strategic Advisors ("HMSA") and Hanson McClain, Inc. ("HMI") share certain administrative services. These include office space, information technology, computer and telephone support, human resource management and accounting services. In 2013, the Company recognized expenses of $160,000 for these services. This amount is included in other operating expenses on the statement of income. In addition, the Company reimburses related parties and is reimbursed by related parties for various payments made to vendors by one related party on behalf of the other. At December 31, 2013, $48,828 was the net receivable from HMSA, $10,785 was the net payable to HMI, and $59,859 was the payable from HMG for these services and reimbursements.

10. Related Party Transactions (continued)

HMI is a registered investment advisory firm that uses the Company's broker-dealer services for some of its accounts. HMI is the only registered investment advisor using the Company for broker-dealer services. The Company also collects investment advisory fees on behalf of HMI. The Company collected $12,562,530 in advisory fees (net of certain costs) on behalf of HMI for the year ended December 31, 2013. The net payable relating to these activities was $96,495at December 31, 2013.

The Company reimburses HMG for rent expense. In 2013, the Company paid HMG $35,120 for rent.

The balance sheet reflects the following payables and receivables resulting from related party transactions:

Due from Related Party	
HMSA, net of $4,000 payable	$48,828
Due to Related Parties	
HMI, net of $30,193 receivable	$107,280
HMG	$59,859

The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Subsequent Events

The Company has evaluated subsequent events through February 21, 2014, the date which the financial statements were available to be issued.